Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue Suite 5100 Seattle, Washington 98104-7036 O: 206.883.2500 F: 206.883.2699

August 19, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Conlon Danberg
Suzanne Hayes

Re:	Zymeworks Delaware Inc.
Registration Statement on Form S-4
Filed July 15, 2022
File No. 333-266160

Ladies and Gentlemen:

On behalf of our client, Zymeworks Delaware Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 8, 2022, relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). On behalf of the Company, we are concurrently publicly filing via EDGAR a revised draft of the Registration Statement (the “Amended Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement), all page references herein correspond to the pages of the Amended Registration Statement. Capitalized terms used but not defined therein have the respective meanings ascribed to them in the Amended Registration Statement.

Registration Statement on Form S-4 filed July 15, 2022

Comparison of Shareholder Rights, page 28

1.

Please revise this section to note that, in addition to differences between what a stockholder’s rights will be under Delaware law and what they currently are under the BCBCA, there will also be differences between the rights of an Exchangeable Shareholder and the rights of a stockholder under Delaware law.

In response to the Staff’s comment, the Company has revised its disclosures on page 29 of the Amended Registration Statement.

AUSTIN BEIJING BOSTON BOULDER BRUSSELS HONG KONG LONDON LOS ANGELES NEW YORK PALO ALTO

SALT LAKE CITY SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

Securities and Exchange Commission

August 19, 2022

Risks Relating to the Exchangeable Shares, page 36

2.

Please expand upon your discussion of the risks relating to the Exchangeable Shares to discuss any material risks associated with the economic, governance or legal rights of the Exchangeable Shareholders as compared to the holders of existing Zymeworks Common Shares or the new Delaware Common Stock. This disclosure should, without limitation:

•

include any material risks associated with the fact that, unless and until their Exchangeable Shares are converted into shares of Delaware Common Stock, the Exchangeable Shareholders will not directly hold equity securities in Zymeworks Inc. and will be reliant upon the contractual arrangements under the Trust Agreement and Support Agreement in order to exercise voting rights as beneficiaries and receive equivalent economic rights as holders of Delaware Common Stock. In this regard, we note for example that under the terms of the Support Agreement the ExchangeCo board has discretion to determine “economic equivalence” in connection with certain corporate events such as dividends or stock splits and ExchangeCo may adjust the Exchangeable Share Exchange Ratio instead of paying an Equivalent Dividend if the ExchangeCo board determines that ExchangeCo would be liable for any unrecoverable tax in connection with the payment of an Equivalent Dividend;

•

discuss the fact that under the terms of the Exchangeable Share Provisions, if an Exchangeable Shareholder submits a Retraction Request, CallCo has the overriding right to purchase the Exchangeable Shares for cash rather than delivering shares of Delaware Common Stock and that an Exchangeable Shareholder may not be able to purchase shares of Delaware Common Stock at an equivalent price; and

•

address any material differences in the legal rights of holders of Exchangeable Shares compared to holders of Delaware Common Stock. For example, please discuss any material limitations on a shareholder’s ability to bring suit against Zymeworks in their capacity as shareholders, the applicability or enforceability of the Zymeworks bylaws and charter with respect to Exchangeable Shareholders, and potential difficulties with enforcing rights in Canada or the United States.

In response to the Staff’s comment, the Company has revised its disclosures on pages 37 to 39 of the Amended Registration Statement to more clearly present such risks.

In addition, in response to the second bullet, the Company has added clarifying language on page 65 of the Amended Registration Statement. The Company also respectfully notes that, under Section 26.19(a) of the Exchangeable Share Provisions, Callco’s overriding Redemption Call Right to purchase any Exchangeable Shares that are subject to a retraction request is for the Exchangeable Share Price payable in the form of Exchangeable Share Consideration (i.e., by delivering shares of Delaware Common Stock). Callco does not have the right to make this payment in cash. Accordingly, the holder of the Exchangeable Shares will receive the same number of shares of Delaware Common Stock under Callco’s overriding Redemption Call Right as they would have received from ExchangeCo under a retraction request.

3.

Please discuss whether you expect the Zymeworks board will owe fiduciary duties to the holders of Exchangeable Shares under either Delaware law or the BCBCA and whether the existence of the Exchangeable Shares could lead to any potential conflicts of interest. In this regard, we note that Mr. Galbraith serves as the Chair, President and Chief Executive Officer of Zymeworks and is also the sole director of both CallCo and ExchangeCo.

In response to the Staff’s comment, the Company notes that the Exchangeable Shares will not be shares of capital stock of Parent. As a result, the Company expects that a Delaware court would conclude that the Parent board of directors does not owe fiduciary duties to the holders Exchangeable Shares in such capacity under Delaware law.

Under the BCBCA, a director must act honestly and in good faith with a view to the best interests of the company. The Supreme Court of Canada has ruled that a director’s fiduciary duty is owed at all times to the company and has also stated that acting in the best interests of the company is not synonymous with acting in the best interests of shareholders. Where conflicting interests arise, it falls to the directors of the company to resolve them in accordance with their fiduciary duty to act in the best interests of the company, viewed as a good corporate citizen, and this duty comprehends a duty to treat individual stakeholders affected by corporate actions equitably and fairly. Accordingly, while the directors of ExchangeCo will have a duty of care to the holders of the Exchangeable Shares and will be required to consider their interests, the Company expects that a British Columbia court would conclude that the ExchangeCo board of directors does not owe fiduciary duties to the holders Exchangeable Shares but rather to ExchangeCo. Similarly, as the Exchangeable Shares will not be shares of the share capital of Callco, the Company expects that a British Columbia court would conclude that the Callco board of directors does not have a duty of care to the holders of the Exchangeable Shares, and does not owe fiduciary duties to the holders of Exchangeable Shares but rather to Callco.

Securities and Exchange Commission

August 19, 2022

As CEO and Chair of the Board of Parent, Kenneth Galbraith owes fiduciary duties to Parent and its stockholders under Delaware law. As a result, there may be situations in which the interests of Parent stockholders and ExchangeCo shareholders are in conflict. For example, if Parent declares a dividend or distribution to its stockholders, it must provide for a similar economic benefit to the Exchangeable Shareholders, which benefit may be provided through adjustment of the Exchangeable Share Exchange Ratio rather than provision of an in-kind dividend or distribution. If the value ascribed to such dividend or distribution undervalues such dividend or distribution, the Exchangeable Share Exchange Ratio may be inadequately adjusted, resulting in a loss of economic benefit to the Exchangeable Shareholders. Under the Exchangeable Share Provisions, any adjustment to the Exchangeable Share Exchange Ratio will be conclusive and binding. In addition, where the Exchangeable Share Exchange Ratio is adjusted in lieu of an economically equivalent dividend, the Exchangeable Shareholders will be delayed in receiving the benefit of that adjustment until they exchange their Exchangeable Shares for Delaware Common Stock. As an additional example, in the event of a Parent Control Transaction, the board of directors of ExchangeCo may accelerate the Redemption Date if it determines in good faith that it is not practicable to substantially replicate the Exchangeable Shares in such Parent Control Transaction, or that the redemption of all the outstanding Exchangeable Shares (other than Exchangeable Shares held by Parent and its subsidiaries) is necessary to enable the completion of the Parent Control Transaction in accordance with its terms. In such event, Exchangeable Shares held by Exchangeable Shareholders would be exchanged for Delaware Common Stock and such Exchangeable Shareholders may recognize Canadian income tax on any capital gain.

In response to the Staff’s comment, the Company has revised its disclosures on pages 37 to 39 of the Amended Registration Statement to more clearly present such risks.

Support Agreement

Economic Equivalence, page 70

4.

It appears that the economic equivalence protections included in the Support Agreement do not apply to dividends or distributions pursuant to a Preferred Stock Rights Agreement. Please discuss whether the holders of Exchangeable Shares will have the right to participate in any Preferred Stock Rights Agreement either directly or indirectly through the Special Voting Stock. To the extent holders of Exchangeable Shares will not have the right to participate in any such agreement, please include risk factor disclosure on this point.

In response to the Staff’s comment, the Company notes that the Exchangeable Shares will not entitle the holders thereof to rights under the stockholder rights plan Parent expects to adopt on the Effective Date. Similarly, the holder of the Special Voting Stock will not be entitled to rights under the stockholder rights plan Parent expects to adopt on the Effective Date. Although the issuance of rights under a Preferred Stock Rights Plan of Parent is a distribution to Parent stockholders, as a result of the specific carveout in Section 2.1(a) of the Support Agreement, holders of Exchangeable Shares will not be entitled to receive the economic equivalence of such rights either as a dividend or as an adjustment of the Exchangeable Share Exchange Ratio. Holders of Exchangeable Shares will only be entitled to receive rights under the stockholder rights plan Parent expects to adopt on the Effective Date if their Exchangeable Shares are exchanged for Delaware Common Stock at a time when such rights attach to newly issued shares of Delaware Common Stock.

In response to the Staff’s comment, the Company has revised its disclosures on pages 39 and 148 of the Amended Registration Statement to more clearly present such risks.

Securities and Exchange Commission

August 19, 2022

5.

We note your disclosure that Parent may not, without the prior approval of the holders of the Exchangeable Shares, reduce, combine, consolidate or change the then outstanding Delaware Common Stock into a lesser number of Delaware Common Stock, unless there is an economically equivalent change with respect to the Exchangeable Shares. Please explain whether this provision would impact Parent’s ability to engage in share repurchases.

In response to the Staff’s comment, the Company notes that Parent would be able to engage in share repurchases and remain in compliance with the provisions of the Exchangeable Shares. Specifically, if Parent engaged in a share repurchase of Delaware Common Stock, holders of Delaware Common Stock and holders of Exchangeable Shares remaining after such repurchase was completed would benefit proportionately from such repurchase by having their respective ownership percentage of Parent increased as a result of the retirement of outstanding shares of Delaware common stock. Unlike, for example, a cash dividend paid to holders of Delaware Common Stock, where holders of Exchangeable Shares would only receive equivalent benefit if an identical dividend was paid or, alternatively, if the Exchangeable Share Exchange Ratio was altered, the benefits experienced by equityholders following a share repurchase are self-executing due to the anti-dilutive impact of the share retirement.

Comparison of Rights of Zymeworks Shareholders and Parent Stockholders, page 112

6.

Please expand this section to include a comparison of the rights of existing Zymeworks shareholders and holders of the Exchangeable Shares. Please also ensure that it is clear how the existence of the Exchangeable Shares impacts the rights of Parent Stockholders.

In response to the Staff’s comment, the Company has revised its disclosures on pages 115 to 153 of the Amended Registration Statement.

***

Please direct any questions regarding the Company’s responses or the Registration Statement to me at (206) 883-2535 or bking@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Bryan D. King
Bryan D. King

cc:	Kenneth Galbraith, Zymeworks Inc.

Daniel Dex, Zymeworks Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Joseph Garcia, Blake, Cassels & Graydon LLP

Jamie Kariya, Blake, Cassels & Graydon LLP